SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CNET Networks, Inc.

(Name of Subject Company)

CNET Networks, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

12613R104

(CUSIP Number of Class of Securities)

Neil M. Ashe

Chief Executive Officer

235 Second Street

San Francisco, California 94105

(415) 344-2000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued on May 15, 2008:

CBS CORPORATION TO ACQUIRE CNET NETWORKS, INC.

CBS to Become a Top Ten U.S. Internet Company with Unparalleled Content and

Reach, Boasting Approximately 200 Million Monthly Unique Users Worldwide

CNET Networks’ CNET, ZDNet, GameSpot.com, TV.com, CNET News,

UrbanBaby, BNET, CHOW and Search.com, Among Others, To Be Combined with

CBS Corporation’s National and Local Interactive Businesses

NEW YORK and SAN FRANCISCO, May 15 — CBS Corporation (NYSE: CBS.A and CBS) has entered into an agreement to acquire CNET Networks, Inc., it was announced today by Leslie Moonves, President and Chief Executive Officer, CBS Corporation. Under the terms of the agreement, CBS will make a cash tender offer for all issued and outstanding shares of CNET Networks for $11.50 per share, representing an equity value of approximately $1.8 billion. The acquisition will make CBS one of the 10 most popular Internet companies in the United States, with a combined 65 million unique users per month, and approximately 200 million users worldwide.

“There are very few opportunities to acquire a profitable, growing, well-managed Internet company like CNET Networks,” said Moonves. “CBS stands for premium content and unparalleled reach, and CNET Networks will add a tremendous platform to extend our complementary entertainment, news, sports, music and information content to a whole new global audience. Together, CBS and CNET Networks will have significant additional exposure to the fastest-growing advertising sector and can accelerate our growth through a number of new content, promotion and advertising initiatives. We could not be more pleased with the prospect of adding CNET Networks and its tremendous team of people to the CBS family. I look forward to working with Quincy Smith, Neil Ashe and the considerable combined talent at both companies, as we build upon our success.”

Based in San Francisco, CNET Networks owns many of the Internet’s leading entertainment, news and information sites including CNET, ZDNet, GameSpot.com, TV.com, mp3.com, CNET news.com, UrbanBaby, CHOW, Search.com, BNET,

MySimon and TechRepublic. The company, which reported significant profits in 2007 on revenues of $406 million, has a large international footprint, particularly in China.

Upon closing, CNET Networks’ sites will be combined with CBS’s stable of dynamic and growing interactive businesses. These include CBS.com, CBSSports.com, CBSCollegeSports.com, MaxPreps.com, CBSNews.com, last.fm, Wallstrip, MobLogic, CBS Radio and CBS Television Stations digital media platforms, and the distribution network of the CBS Audience Network, which is made up of more than 300 partner Web sites and reaches 82% of all online users in the United States.

“The core businesses of CNET Networks and CBS Interactive represent near perfect category symmetry in premium online content,” said Quincy Smith, President, CBS Interactive. “Together we will have a terrific opportunity to not only grow our established businesses, but to build new attractive verticals of content as well. This is the beginning of an era for both CBS and CNET Networks; plus, it’s going to be great to work with Neil and his team, many of whom I have known for many years.”

“There are tremendous benefits from the integration of properties like TV.com, radio.com and CNET news.com into our company. Additionally, brands like Urban Baby and CHOW will now have the benefit of CBS’s vast local footprint of television, radio and outdoor properties. Neil and the CNET Networks team have built an attractive online business model, and we look forward to using our combined platforms to achieve incremental growth by leveraging CBS’s know-how and mass market reach.”

“We’re thrilled to join CBS and combine our interactive media experience with CBS’s world-class content,” said Neil Ashe, Chief Executive Officer, CNET Networks, Inc. “CNET Networks operates some of the most important premium online brands, serving the most sought after online audiences. Today’s announcement brings together two organizations that complement each other and working with Leslie, Quincy and the talented people at CBS, we look forward to taking our business and our brands to the next level.”

“We look forward to completing the acquisition of CNET Networks and the terrific benefits it brings to CBS as Quincy, Neil and their combined teams build upon our success,” Moonves concluded. “At the same time our strong cash flow allows us to pay among the highest dividends in the industry, and we are committed to continue to pay our attractive dividend to return value to shareholders.”

The Board of Directors of CNET Networks has unanimously approved the merger agreement and unanimously recommends that CNET Networks stockholders accept the tender offer and tender their shares.

The transaction is subject to customary conditions and is expected to be completed in the third quarter of this year.

About CBS Corporation

CBS Corporation is a mass media company with constituent parts that reach back to the beginnings of the broadcast industry, as well as newer businesses that operate on the leading edge of the media industry. The Company, through its many and varied operations, combines broad reach with well-positioned local businesses, all of which provide it with an extensive distribution network by which it serves audiences and advertisers in all 50 states and key international markets. It has operations in virtually every field of media and entertainment, including broadcast television (CBS and The CW – a joint venture between CBS Corporation and Warner Bros. Entertainment), cable television (Showtime and CBS College Sports Network), local television (CBS Television Stations), television production and syndication (CBS Paramount Network Television and CBS Television Distribution), radio (CBS Radio), advertising on out-of-home media (CBS Outdoor), publishing (Simon & Schuster), interactive media (CBS Interactive), music (CBS Records), licensing and merchandising (CBS Consumer Products), video/DVD (CBS Home Entertainment), in-store media (CBS Outernet) and motion pictures (CBS Films). For more information, log on to www.cbscorporation.com.

About CNET Networks, Inc.

CNET Networks, Inc. is a global interactive media company whose leading brands collectively attract more than 160 million people each month, making it the 10th largest Internet network on the Web. The Company builds Web sites focused on the information and entertainment people crave, such as gaming, music, entertainment, technology, business, food, and parenting, and its premier brands include BNET, CNET, GameSpot,TV.com and CHOW. Founded in 1992, CNET Networks is headquartered in San Francisco, California. The Company also operates internationally in countries including Australia, China, Switzerland, and the United Kingdom.

Cautionary Statement Concerning Forward-looking Statements

This release contains forward-looking information about an agreement between CBS and CNET Networks, Inc. All statements in this release, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict which could cause actual outcomes and results to differ materially from these statements. These risks, uncertainties and other factors include, among others: the satisfaction of conditions to completing the transaction contemplated by the agreement between CBS and CNET Networks; that the transaction may not be consummated on the proposed terms and schedule, if at all; the possibility that expected benefits may not materialize as expected; the effect of the transaction on the customers and suppliers of CNET Networks; changes in technology and its effect on competition in the industries in which CBS and CNET Networks operate; changes in applicable laws and regulations; other domestic and global economic, business, competitive and/or other regulatory factors affecting the respective businesses of CBS and CNET Networks generally; and other factors described in the news releases and filings with the Securities and Exchange Commission including but not limited to the most recent Annual Report on Form 10-K filed by each of CBS and CNET Networks. The forward-looking statements included in this release are made only as of the date of this release, and under section 27A of the Securities Act and section 21E of the Exchange Act, CBS and CNET Networks do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

Important Additional Information: The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of CNET Networks. At the time the tender offer is commenced, Ten Acquisition Corp. and CBS intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and CNET Networks intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. CBS and CNET Networks intend to mail these documents to the stockholders of CNET Networks. These documents will contain important information about the tender offer and stockholders of CNET Networks are urged to read them carefully when they become available. Stockholders of CNET Networks will be able to obtain a free copy of these documents (when they become available) at www.cbs.com and www.cnet.com and the Web site maintained by the Securities and Exchange Commission at http://www.sec.gov/.

* * *

Editor’s Note: CBS will conduct a teleconference call at 8:30 AM, ET, following the release of this announcement. The call is open to the general public. The domestic conference call number is (888) 213-3710; please call five minutes in advance to ensure that you are connected prior to the presentation. The international dial-in number is (913) 312-0974.

Press Contacts
For CBS:
Gil Schwartz	212/975-2121	gdschwartz@cbs.com
Dana McClintock	212/975-1077	dlmcclintock@cbs.com

For CNET Networks:
Mickey Wilson	415/344-2854	mickey.wilson@cnet.com
Sarah Cain	415/344-2218	sarah.cain@cnet.com

Investor Relations Contacts:
For CBS:
Marty Shea	212/975-8571	marty.shea@cbs.com
Debra Wichser	212/975-3718	debra.wichser@cbs.com

For CNET Networks:
Todd Friedman		todd@blueshirtgroup.com
The Blueshirt Group	415/217-7722

The following electronic mail message was sent to all employees of CNET Networks, Inc. on May 15, 2008 by Neil Ashe, Chief Executive Officer of CNET Networks, Inc.:

From: Neil Ashe

Sent: Thursday, May 15, 2008 4:18 AM

To: Employees - Global

Subject: Important Announcement

Hello Everyone,

This is an exciting day for us. Today, CBS and CNET Networks announced a definitive agreement under which CBS will acquire CNET Networks. This announcement represents an important strategic step for both of our companies. We expect to complete this transaction by early Q3 of this year.

You can read the full release formally announcing this acquisition here <http://pressreleases.cnetnetworks.com/phoenix.zhtml?c=67325&p=irol-news>.

Together CBS and CNET Networks represent an unbeatable combination of premium content online, premium content on air and premium audiences. As a leading online media network, we will have an impressive portfolio of leading brands, including CNET, CBS.com, CBSSports.com (formerly Sportsline.com), GameSpot, BNET, and TV.com to name a few. Together we will be bigger, bolder and better than we could be apart.

Both CBS and CNET Networks share a common vision about interactive media, the importance of category defining brands and how to build online destinations that give people more of what they crave. CNET Networks brings unique skills and assets to CBS including our ability to build, operate and grow interactive brands, our flexible technology platforms as well as some of the most talented interactive media professionals in the industry today.

There will be significant promotion opportunities for our brands online across CBS’s Interactive portfolio, as well as offline across CBS’s leading media properties.

CBS’s brands complement our existing categories, giving us quality reach across premium audiences. On the sales side, we now have the ability to offer advertisers a larger audience, more brands, and more page views – providing marketers more scale. For example, we can now build the ultimate men’s network with sites like CNET, CBS Sports, GameSpot and BNET.

On Tuesday, May 20th, I will host a Company All Meeting in San Francisco. We’ll talk about the transaction and the exciting opportunities that it creates for both NCAA and CNET Networks and we’ll answer your questions. Stay tuned for details and logistics on that meeting.

So what now? We must remain focused on our day-to-day responsibilities. We still need to deliver on the commitments and promises we made to our users, our advertisers, our shareholders and our fellow employees.

In the weeks ahead, as we work to ensure the smooth integration of our two companies, we will continue to provide you with regular updates. If you have specific questions, please feel free to submit them through offline [•]. We will aggregate your questions and incorporate answers into our communications.

Finally, I want to thank you for your continued hard work and support. It is because of you that 160 million people show up each month to interact with some of the best websites in the world. It is because of you that we have been recognized as a leading company with a unique culture and exceptional employees. It is your dedication to our users, our brands and each other that have enabled us to take this exciting step.

Today, the next chapter in our story begins.

* * *

Notice to Investors

The tender offer described herein has not commenced. The information contained in this filing is neither an offer to purchase nor a solicitation of an offer to sell shares of CNET Networks. At the time the tender offer is commenced, Ten Acquisition Corp. and CBS intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and CNET Networks intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. CBS and CNET Networks intend to mail these documents to the stockholders of CNET Networks. These documents will contain important information about the tender offer and stockholders of CNET Networks are urged to read them carefully when they become available. Stockholders of CNET Networks will be able to obtain a free copy of these documents (when they become available) at www.cbs.com and www.cnetnetworks.com and the Web site maintained by the Securities and Exchange Commission at http://www.sec.gov/.